FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date March 5, 2004	By /s/ Shunji Onda

(Signature)*

Shunji Onda General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 103RD BUSINESS TERM

March 5, 2004

TO OUR SHAREHOLDERS

Canon Inc. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Fujio Mitarai President and C.E.O.

NOTICE OF CONVOCATION
OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
FOR THE 103RD BUSINESS TERM

Notice is hereby given that the Ordinary General Meeting of Shareholders for the 103rd Business Term of the Company will be held as described below and that you are requested to attend the Meeting.

If you do not expect to attend the Meeting, you may exercise your voting rights in writing. After reviewing the following Reference Materials, please indicate your consent/dissent and affix your seal on the enclosed CARD FOR EXERCISE OF VOTING RIGHTS, and return it to us.

1. DATE AND HOUR:	March 30 (Tuesday), 2004 at 10:00 a.m.

2. PLACE:	Head Office of the Company 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo (Please see the map on page 16.)

3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING

Matters to be Reported:

Reports on the Business Report, Balance Sheets and Income Statements for the 103rd Business Term (from January 1, 2003 to December 31, 2003).

Matters to be Resolved upon:

Propositions:
Item No. 1— Approval of the Proposal of Profit Appropriation for the 103rd Business Term

Item No. 2 -	Partial Amendment of the Articles of Incorporation Gist of this item is set forth in the “Reference Materials for Exercise of Voting Rights” hereafter.
Item No. 3 -	Election of Twenty-Seven Directors
Item No. 4 -	Election of Three Corporate Auditors
Item No. 5 -	Election of Additional Accounting Auditor
Item No. 6 -	Grant of Retiring Allowance to Directors and Corporate Auditors to be Retired
Item No. 7 -	Revision of the Remuneration for Directors and Corporate Auditors

(The enclosed “Report for the 103rd Business Term,” from page 20 to page 51, is the accompanying document relating to Matters to be Reported and Item No. 1 of the Propositions.)

Upon attending the Meeting, please present the enclosed Card for Exercise of Voting Rights to the receptionist at the place of the Meeting.

REFERENCE MATERIALS FOR EXERCISE OF VOTING RIGHTS

1.	Number of Voting Rights Held by All Shareholders:

874,222 voting rights

2.	Propositions and Reference Matters

Item No.1:	Approval of the Proposal of Profit Appropriation for the 103rd Business Term

Considering further reinforcement of the company organization and expansion of business operations in the future, the Proposal of Profit Appropriation for the 103rd Business Term is intended to be as described in the enclosed “Report for the 103rd Business Term (page 46).”

Regarding our year-end dividend, since the Company was able to achieve record high results for this Business Term, both in terms of non-consolidated and consolidated base results, we propose a dividend of 35.00 yen per share, which is an increase by 17.50 yen compared to the dividend for the previous term, in order to respond to the continuing support from our shareholders.

Since we have already paid an interim dividend of 15.00 yen per share, together with the above dividend, the dividend for the entire Business Term will be 50.00 yen per share, an increase of 20.00 yen compared to the dividend for the previous Business Term.

As for the bonus for Directors, it is proposed to be 189,000,000 yen.

In addition, you are requested to approve that, based on the provisions of tax law, Reserve for Special Depreciation and Reserve for Deferral of Capital Gain on Property should be reversed and accumulated.

Item No.2:	Partial Amendment of the Articles of Incorporation

1.	Reason of Amendment

Based on “The Law to Revise Part of the Commercial Code and the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations” effective as of September 25, 2003 (Law No. 132, 2003), it has become possible to acquire the Company’s own shares by a board resolution pursuant to a provision of the Articles of Incorporation, in addition to acquiring the Company’s own shares by a resolution of the General Meeting of Shareholders; therefore, we propose to insert a new

Article 10 following the current Article 9, and change the article number of all articles starting from the current Article 10, so that the Company may take management actions in prompt response to future management climates.

2.	Substance of Amendment

The substance of the amendment is as follows:

(The amended parts are underlined.)

Current Articles of Incorporation		Proposed Amendment

Chapter II. Shares		Chapter II. Shares
Article 5 thru Article 9	(Text Omitted)	Article 5 thru Article 9	(Same as Present Text)
	(New)	(Acquisition of the Company’s Own Shares)
		Article 10.	Pursuant to the provision of paragraph 1, item (2) of Article 211-3 of the Commercial Code, the Company may purchase the Company’s own shares by a resolution of the Board of Directors.

Chapter III. General Meeting of Shareholders		Chapter III. General Meeting of Shareholders
Article 10 thru Article 33	(Text Omitted)	Article 11 thru Article 34	(Same as Present Text)

Item No.3:	Election of Twenty-Seven Directors

The term of offices of all of the twenty-four Directors will expire at the end of this Meeting. We would like you to elect twenty-seven Directors.

The candidates for the Directors are as follows:

Number of the
Candidate	Name	Brief personal record and representation		Company's
No.	(Date of birth)	in other companies		shares held

1	Fujio Mitarai (Sep. 23, 1935)	As of Apr. 1961:	Entered the Company	57,828 shares
		Mar. 1981:	Director
		Mar. 1985:	Managing Director
		Mar. 1989:	Senior Managing & Representative Director
		Mar. 1993:	Executive Vice President & Representative Director
		Sep. 1995:	President & C.E.O. (present)

2	Yukio Yamashita (May 15, 1939)	As of Mar. 1962:	Entered the Company	11,120 shares
		Mar. 1991:	Director
		Jan. 1996:	Group Executive of Human Resources Management & Organization Headquarters (present)
		Mar. 1997:	Managing Director
		Jan. 1999:	Senior Managing Director (present)

3	Toshizo Tanaka (Oct. 8, 1940)	As of Apr. 1964:	Entered the Company	11,668 shares
		Mar. 1995:	Director
		Apr. 1995:	Group Executive of Finance & Accounting Headquarters (present)
		Mar. 1997:	Managing Director
		Mar. 2001:	Senior Managing Director (present)

4	Kinya Uchida (Nov. 21, 1938)	As of Apr. 1963:	Entered the Company	14,595 shares
		Mar. 1995:	Director
		Mar. 1999:	Managing Director
		Apr. 1999:	President of Canon U.S.A., Inc. (present)
		Mar. 2003:	Senior Managing Director of the Company (present)
(Representation in other companies) — President of Canon U.S.A., Inc.

Number of the
Candidate	Name	Brief personal record and representation		Company's
No.	(Date of birth)	in other companies		shares held

5	Tsuneji Uchida (Oct. 30, 1941)	As of Apr. 1965:	Entered the Company	4,200 shares
		Mar. 1997:	Director
		Jan. 2001:	Chief Executive of Image Communication Products Operations (present)
		Mar. 2001:	Managing Director
		Mar. 2003:	Senior Managing Director (present)

6	Yusuke Emura (Nov. 30, 1944)	As of Apr. 1967:	Entered the Company	10,733 shares
		Mar. 1993:	Director
		Mar. 1999:	Managing Director (present)
		Jan. 2002:	Group Executive of Global Environment Promotion Headquarters (present)

7	Nobuyoshi Tanaka (Dec. 23, 1945)	As of Apr. 1970:	Entered the Company	10,555 shares
		Mar. 1993:	Director
		Apr. 1999:	Group Executive of Corporate Intellectual Property and Legal Headquarters (present)
		Mar. 2001:	Managing Director (present)

8	Junji Ichikawa (Feb. 9, 1943)	As of Jan. 1970:	Entered the Company	7,931 shares
		Mar. 1997:	Director
		Mar. 2001:	Managing Director (present)
		Apr. 2003:	Group Executive of Production Management Headquarters (present)

9	Hajime Tsuruoka (Jul. 9, 1943)	As of Nov. 1973:	Entered the Company	5,495 shares
		Mar. 1997:	Director
		Mar. 1999:	President of Canon Europa N.V. (present)
		Mar. 2001:	Managing Director of the Company (present)
(Representation in other companies) — President of Canon Europa N.V.

Number of the
Candidate	Name	Brief personal record and representation		Company's
No.	(Date of birth)	in other companies		shares held

10	Akiyoshi Moroe (Sep. 28, 1944)	As of Apr. 1968:	Entered the Company	9,855 shares
		Mar. 1999:	Director
		Apr. 1999:	Group Executive of General Affairs Headquarters (present)
		Oct. 2000:	Group Executive of the Information & Communication Systems Headquarters (present)
		Mar. 2003:	Senior Managing Director (present)

11	Kunio Watanabe (Oct. 3, 1944)	As of Apr. 1969:	Entered the Company	6,435 shares
		Apr. 1995:	Group Executive of Corporate Strategy Development Headquarters (present)
		Mar. 1999:	Director
		Mar. 2003:	Managing Director (present)

12	Ikuo Soma (Aug. 4, 1946)	As of Apr. 1970:	Entered the Company	3,300 shares
		Mar. 1999:	Director
		Apr. 1999:	Chief Executive of Office Image Products Operations (present)
		Mar. 2003:	Managing Director (present)

13	Hironori Yamamoto (Dec. 23, 1943)	As of Apr. 1969:	Entered the Company	3,000 shares
		Mar. 1999:	Director (present)
		Jul. 1999:	Group Executive of the Core Technology Development Headquarters (present)
		Jul. 2003:	Group Executive of SED Development Headquarters (present)
		Oct. 2003:	Group Executive of Leading- Edge Technology Development Headquarters (present)

Number of the
Candidate	Name	Brief personal record and representation		Company's
No.	(Date of birth)	in other companies		shares held

14	Yoroku Adachi (Jan. 11, 1948)	As of Apr. 1970:	Entered the Company	3,495 shares
		Nov. 1998:	President of Canon Canada Inc.
		Mar. 2001:	Director of the Company (present)
		Apr. 2001:	President of Canon (China) Co., Ltd. (present)
(Representation in other companies) — President of Canon (China) Co., Ltd.

15	Yasuo Mitsuhashi (Nov. 23, 1949)	As of Apr. 1974:	Entered the Company	3,485 shares
		Feb. 2001:	Chief Executive of Chemical Products Operations
		Mar. 2001:	Director (present)
		Apr. 2003:	Chief Executive of Peripheral Products Operations (present)

16	Katsuichi Shimizu (Nov. 13, 1946)	As of Apr. 1970:	Entered the Company	3,025 shares
		Apr. 2001:	Deputy Chief Executive of Office Imaging Products Operations
		Mar. 2003:	Director (present)
		Apr. 2003:	Chief Executive of Inkjet Products Operations (present)

17	Ryoichi Bamba (Nov. 25, 1946)	As of Apr. 1972:	Entered the Company	2,000 shares
		Apr. 1998:	Senior Vice President of Canon U.S.A., Inc.
		Feb. 2003:	Executive Vice President of Canon U.S.A., Inc. (present)
		Mar. 2003:	Director of the Company (present)

18	Tomonori Iwashita (Jan. 28, 1949)	As of Apr. 1972:	Entered the Company	2,000 shares
		Jan. 2001:	Senior General Manager of Photo Products Group
		Mar. 2003:	Director (present)
		Apr. 2003:	Deputy Chief Executive of Image Communications Products Operations (present)

Number of the
Candidate	Name	Brief personal record and representation		Company's
No.	(Date of birth)	in other companies		shares held

19	Toshio Homma (Mar. 10, 1949)	As of Apr. 1972:	Entered the Company	5,495 shares
		Apr. 2001:	Deputy Chief Executive of i Printer Products Operations
		Mar. 2003:	Director (present)
		Apr. 2003:	Group Executive of L Printer Business Promotion Headquarters

20	Shigeru Imaiida (Sep. 16, 1948)	As of Apr. 1972:	Entered the Company	1,535 shares
		Aug. 1999:	Senior General Manager of Production Engineering Center
		Mar. 2003:	Director (present)
		Apr. 2003:	Deputy Group Executive of Production Management Headquarters (present)

21	Masahiro Osawa (May 26, 1947)	As of Apr. 1971:	Entered the Company	2,495 shares
		Jan. 1995:	General Manager of Accounting Div.
		Feb. 2003:	Senior Vice President of Canon U.S.A., Inc.
		Apr. 2003:	Advisory Director (present)
		Jul. 2003:	Deputy Group Executive of Finance & Accounting Headquarters (present)

22	Keijiro Yamazaki (Oct. 14, 1948)	As of Apr. 1971:	Entered the Company	1,275 shares
		Apr. 1999:	General Manager of H.R.M. Div.
		Jan. 2000:	Deputy Group Executive of Human Resources Management & Organization Headquarters (present)
		Apr. 2003:	Advisory Director (present)

Number of the
Candidate	Name	Brief personal record and representation		Company's
No.	(Date of birth)	in other companies		shares held

23	Shunichi Uzawa (Jan. 26, 1949)	As of Apr. 1978:	Entered the Company	1,435 shares
		Jan. 1998:	Senior General Manager of Nano Technology Research Center
		Apr. 2001:	Advisory Director (present)
		Apr. 2001:	Deputy Group Executive of Display Development Headquarters
		Jul. 2003:	Deputy Group Executive of SEC Development Headquarters (present)

24	Masaki Nakaoka (Jan. 3, 1950)	As of Apr. 1975:	Entered the Company	1,000 shares
		Jan. 1997:	Senior General Manager of Office Imaging Products Development Center 1
		Apr. 1999:	Group Executive of Office Imaging Products Group 1
		Apr. 2001:	Advisory Director (present)
		Apr. 2001:	Deputy Chief Executive of Office Imaging Products Operations (present)

25	Toshiyuki Komatsu (Jan. 19, 1950)	As of Apr. 1972:	Entered the Company	1,100 shares
		Jan. 1998:	Senior General Manager of Canon Research Center
		Apr. 1999:	Advisory Director (present)
		Jan. 2000:	Deputy Group Executive of Core Technology Development Headquarters
		Oct. 2003:	Deputy Group Executive of Leading-Edge Technology Development Headquarters (present)

Number of the
Candidate	Name	Brief personal record and representation		Company's
No.	(Date of birth)	in other companies		shares held

26	Shigeyuki Matsumoto (Nov. 5, 1950)	As of Apr. 1977:	Entered the Company	1,435 shares
		Jan. 1999:	Senior General Manager of Device Development Center
		Apr. 2001:	Deputy Group Executive of Device Technology Development Headquarters
		Jan. 2002:	Group Executive of Device Technology Development Headquarters (present)
		Apr. 2003:	Advisory Director (present)

27	Haruhisa Honda (Oct. 14, 1948)	As of Apr. 1974:	Entered the Company	1,026 shares
		Jan. 1989:	General Manager of Peripherals Development Design Div.8
		Apr. 1995:	Senior General Manager of Cartridge Development Center
		Apr. 2003:	Deputy Chief Executive of Chemical Products Operations (present)

Note: None of the candidates for the Directors have any special interest in the Company.

Item No. 4:	Election of Three Corporate Auditors

The term of office of Corporate Auditors Mr. Kohtaro Miyagi, Mr. Masaharu Aono and Mr. Tetsuo Yoshizawa will expire at the end of this Meeting. We would like you to elect three Corporate Auditors.

The candidates for the Corporate Auditors are as mentioned below.

Upon submitting this proposition, the Company obtained the prior approval of the Board of Corporate Auditors.

Number of the
Candidate	Name	Brief personal record and representation		Company's
No.	(Date of birth)	in other companies		shares held

1	Teruomi Takahashi (Jun. 10, 1943)	As of Apr. 1971:	Entered the Company	6,931 shares
		Mar. 1999:	Director (present)
		Apr. 1999:	Chief Executive of Chemical Products Operations
		Apr. 2001:	Chief Executive of i Printer Products Operations
		Apr. 2003:	Chief Executive of Chemical Products Operations (present)

2	Kunihiro Nagata (Mar. 16, 1948)	As of Apr. 1970:	Entered the Company	1,000 shares
		Jan. 1991:	General Manager of Business Machines Accounting Div.
		Apr. 1995:	Senior General Manger of Business Machines Accounting & Production Planning Center
		Jan. 2003:	Deputy Group Executive of Corporate Strategy Development Headquarters (present)

3	Tetsuo Yoshizawa (Sep. 5, 1945)	As of Apr. 1968:	Entered The Dai-Ichi Mutual Life Insurance Co.	2,000 shares
		Apr. 1995:	General Manager of Financial Institution Relations Department of The Dai-Ichi Mutual Life Insurance Co.
		Mar. 1998:	Corporate Auditor of the Company (present)

Note 1:	The candidates for the Corporate Auditors have no special interest in the Company.
Note 2:	Mr. Tetsuo Yoshizawa is a candidate for the outside Corporate Auditor stipulated in Article 18, Paragraph 1 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations.

Item No. 5:	Election of Additional Accounting Auditor

Pursuant to “The Law to Revise Part of the Commercial Code, etc.” effective as of April 1, 2003 (Law No. 44, 2002), the Company will be required, in accordance with the Commercial Code, to prepare consolidated financial statements and subject it to the audit of an accounting auditor from the Company’s 104th Business Term. Since the Company lists its stock in the U.S., the Company has already been preparing consolidated financial statements according to U.S. Generally Accepted Accounting Principles, and has been receiving audits from Shin Nihon & Co. The division at Shin Nihon & Co., which has been mainly in charge of such audits has separated from the firm and formed an independent auditing firm named Azsa & Co. The Company believes that it is appropriate to continue seeking the auditing service of Azsa & Co., who is familiar with the circumstances of the Canon group. Therefore, we propose to elect Azsa & Co. as an additional accounting auditor.

The candidate for the Accounting Auditor is as mentioned below.

Upon submitting this proposition, the Company obtained the prior approval of the Board of Corporate Auditors.

(As of Jan. 1, 2004)

Name	Azsa & Co.

Office	Main Office:
1-2 Tsukudo-cho, Shinjuku-ku, Tokyo

History	February 26, 2003	Azsa & Co. established
	January 1, 2004	Asahi & Co. (established July 3, 1969) and Azsa & Co. merged

General Overview	Capital: 3,185 million yen
Personnel:
	Employee (CPA)		408 persons
(including 229 representative partners)
	Staff (CPA)		1,230 persons
	(Assistant CPA)		657 persons
	(Others)		820 persons

	Total		3,115 persons

International Service	A member of KPMG

Item No.6:	Grant of Retiring Allowances to Directors and Corporate Auditors to be Retired

It is proposed that retiring allowances be granted to each of Messrs. Ichiro Endo, Akira Tajima, Takashi Saito and Teruomi Takahashi, the Directors to be retired at the end of this Meeting, and Messrs. Kohtaro Miyagi and Masaharu Aono, the Corporate Auditors to be retired at the end of this Meeting, in appreciation of their services during their terms in offices, within the due amount based upon certain standards stipulated by the Company, and that the determination of the actual amount and the time and method of granting, etc. be entrusted to the Board of Directors as to Directors to be retired, and to the consultation of the Corporate Auditors as to the Corporate Auditors to be retired, respectively.

Brief personal records of each of the Directors and Corporate Auditors to be retired are as follows:

Name	Brief Personal Record

Ichiro Endo	As of Mar. 1989: Director Mar. 1995: Managing Director Mar. 1999: Senior Managing Director (present)

Akira Tajima	As of Mar. 1995: Director Mar. 1999: Managing Director Mar. 2003: Senior Managing Director (present)

Takashi Saito	As of Mar. 1991: Director Mar. 1996: Managing Director (present)

Teruomi Takahashi	As of Mar. 1999: Director (present)

Kohtaro Miyagi	As of Mar. 1995: Director Mar. 2001: Corporate Auditor (present)

Masaharu Aono	As of Mar. 2001: Corporate Auditor (present)

Item No. 7:	Revision of the Remunerations for Directors and Corporate Auditors

The remunerations for the Company’s Directors and Corporate Auditors was approved to be “within the limit of 1,000,000,000 yen per year” and “within the limit of 100,000,000 yen per year,” respectively, by resolution at the Company’s 96th General Meeting of Shareholders held on March 28, 1997. Due to changes in economic situations, expansion of business operations and diversification of business, etc. since then, the Company anticipates that the necessity of strengthening the structure of management operation and auditing will increase; therefore, we would like to revise the remuneration for Directors to “within the limit of 1,200,000,000 per year” and the remuneration for Corporate Auditors to “within the limit of 200,000,000 yen per year.”

As before, the remunerations for Directors shall not include the salaries for employees which would be paid to Directors serving concurrently as employees.

For your information, the present number of Directors is twenty-four and that of Corporate Auditors is four. After Item No. 3 is approved, the number of Directors will be increased to twenty-seven. Approval of Item No. 4 will not cause the number of Corporate Auditors to change.

The map of the place of
the General Meeting of Shareholders

Place:	Head Office of the Company 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Station:	About 10 minutes walk from the Shimomaruko Station of the Tamagawa Line of Tokyo Electric Express Railway, Ltd.

Table of Contents

To Our Shareholders	19

(Materials attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 103rd Business Term)

Business Report	20
Balance Sheets	40
Income Statements	42
Proposal of Profit Appropriation	46
Audit Report of Accounting Auditors	48
(Certified Copy)
Audit Report of Board of Corporate Auditors	50
(Certified Copy)

(For Reference)
Consolidated Results	52
Information on Shares	54
*The products mentioned in this report may have different names in other areas.

To Our Shareholders

     It is a great pleasure to present our results for the 103rd business term, from January 1 to December 31, 2003.

     Looking back on the global economy during this period, we note numerous unforeseen incidents such as the outbreak of Severe Acute Respiratory Syndrome (SARS) and the war in Iraq. Against the backdrop of these negative factors, we undertook structural reforms and implemented new business processes throughout our operations. Consequently, we were able to achieve record high sales of 2 trillion yen on a non-consolidated basis and 3 trillion yen on a consolidated basis. Furthermore, we were able to attain record high levels of profit on both a non-consolidated and consolidated basis, marking the fourth consecutive term of increases in both sales and profits.

     At our 103rd Ordinary General Meeting of Shareholders, in consideration of our business results for this term, we will propose a dividend payment of 35 yen per share as of the end of the fiscal year to show our sincere appreciation for your loyal support. This is in addition to the interim dividend of 15 yen per share, which will bring the full-year dividend to a total of 50 yen per share, or 20 yen more than in the previous term. We would like to add that we will reduce the number of shares that constitute one voting unit, as defined by our Articles of Incorporation, from the current 1,000 shares to 100 shares, effective as of May 6, 2004.

     During the current term, we expect the global economy to continue on a recovery trend. Yet this is no time to relax; we will continue our efforts to strengthen all our operations worldwide.

     We look forward to your continued support and encouragement in the future.

March, 2004

FUJIO MITARAI
President & C.E.O.

(Materials attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 103rd Business Term)

BUSINESS REPORT
(From January 1, 2003 to December 31, 2003)

1. General Business Outline

(1) Business Progress and Results

■	General Business Conditions

     Looking at the global economic situation during fiscal year 2003, the U.S. economy began the year on a stagnant note but rapidly recovered from the middle of the year. This recovery was largely due to improved consumer spending and capital investment spurred by the Government’s strategy of cutting taxes and holding down interest rates due to fears of continued economic weakness in the aftermath of the war in Iraq. Economies in Europe remained weak until the latter half of the year, when the recovery in the U.S. led to an improvement in exports and contributed to recoveries in European economies. Fortunately, the impact of SARS on the Asian economies was limited, and China and other countries in the region were able to maintain strong economic growth. In contrast, Japan’s economy was weak, with the stock market dipping to a new “post-bubble-economy” low, but saw a mild recovery during the latter half of the term thanks to growing capital investments and exports. Compared with the previous year, the Japanese yen strengthened relative to the dollar, while it weakened relative to the euro.

     With regard to conditions of markets relevant to Canon, demand for digital cameras and digital video cameras continued to expand, while the environment surrounding our computer peripheral products such as our network-compatible multifunctional machines and printers deteriorated due to increased price competition. In the optical products business, we saw signs of a recovery in the market for semiconductor equipment, as well as an expansion in the market for mirror-projection mask aligners for LCD panels spurred by increased demand for LCD televisions.

     Under such a business environment, Canon entered the third year of Phase II (2001 to 2005) of its “Excellent Global Corporation Plan.” We considered this term “a year of completing structural reforms toward the final year of 2005” by implementing a variety of measures across every operation of the Canon group.

     Regarding our development efforts, we worked hard to improve the speed of our development activities by taking steps towards the realization of full digitization of production prototypes (which reduces the need to build real prototypes before production can start), and we will raise the quality and perfection of our designs through improved analytical and simulation technologies. With regard to our production activities, we were able to further lower production costs and reduce inventories through production reforms centered on the introduction of a cell production system. We also made aggressive efforts to internalize the production of CMOS sensors used in digital SLR cameras and other key devices. As a result of these achievements, we were able to strengthen our products’ competitive advantage and also attain a high level of profitability. With regard to our marketing efforts, we restructured and consolidated our domestic and overseas sales subsidiaries and bolstered our business solutions services.

     All of these efforts allowed Canon to achieve record levels of both sales and profits, with sales of 2.0237 trillion yen (a 13.1% increase over the previous term), ordinary profit of 320.6 billion yen (a 33.0% increase over the previous term), and net income of 228.7 billion yen (a 58.6% increase over the previous term).

Change in sales
100 MILLIONS OF YEN

Change in Ordinary Profit and Net Income
100 MILLIONS OF YEN

•	Business Conditions by Operations

Sales by Operations

		Increase/Decrease
		against the Same Period
Operations	Sales	of the Previous Term

	100 millions of yen	%
Business Machines	13,960	4.3
Office Imaging Products	4,759	4.4
Computer Peripherals	9,201	4.2

Cameras	4,863	40.4

Optical and Other Products	1,414	36.2

Total	20,237	13.1

Note:	From this term, representation of segmentation by product categories within the “Business Machines” are changed from the previous three segments of “Copying Machines,” “Computer Peripherals” and “Business Systems” to the two segments of “Office Imaging Products” and “Computer Peripherals.” In this connection, sales figures for the previous terms have been re-classified in accordance with the new segmentation.

Constitution of Sales
100 MILLIONS OF YEN

Sales by Operations	Sales by Region

Business Machines Operations

Office Imaging Products

     In the office imaging products market, all of our product areas suffered from intense competition worldwide. In the area of digital copying machines, more advanced functions have been added, and the transition from black-and-white to color machines has gradually progressed. Amidst these trends, the “iR C3200/C3200N,” our first color copying machine in the “imageRUNNER” series, sold strongly worldwide, contributing to an expansion in our share of the color copying machines market as well as to growth in our overall sales during the year. During the latter half of the fiscal year, we introduced new products like the “iR C3100” medium-speed color copying machine, helping to round-out and expand our line-up. With regard to black-and-white digital copying machines, we took advantage of our full line-up of low to high-speed models to promote sales. Our “iR5000” series machines targeting the office market and our high-speed “iR105” sold strongly during the year.

     We also showed steady gains in the solutions business thanks to products such as our “MEAP” platform, which allows for customization to match our customers’ operating environments, and our “imageWARE” series software which displays synergies with our “imageRUNNER” machines. In terms of products targeted at individuals and small offices, we promoted sales of our “PC” and “FC” series copying machines as well as our “L500” laser facsimile and other single-function products. And with the shift towards multiple-function machines, we achieved strong sales of “Satera PC1280” and other compact digital multifunctional machines offering copying, printing, and facsimile functions.

     Thanks to these contributions, sales in this segment grew by 4.4% over the previous term.

Change in sales
100 MILLIONS OF YEN

Computer Peripherals

     The computer peripherals market continued to suffer from severe price competition both in Japan and overseas as competitors fought for market share. Amidst these trends, our laser beam printer business saw a strong rebound in sales of OEM products, which had been lagging due to inventory adjustments at OEM firms, particularly black-and-white printers, and we also recorded steady sales for our own-brand “Satera LBP-2410” color printer. In the area of inkjet printers, our “PIXUS” series, introduced in the autumn of 2002, garnered considerable acclaim from both the market and the press, especially for its ability to provide “photographic quality” printing. We also introduced various new products beginning in August that offered both higher speed and higher resolution, as well as being increasingly user-friendly thanks to a direct camera-to-printer function based on compatibility with the new PictBridge industry standard.

     In particular, “PIXUS 990i,” which has a print head with 5,376 nozzles (1.75 times the number of nozzles of conventional printers), and the “PIXUS 560i,” which offers high value for the price, have been favorably received by the market. With regard to Canon’s multifunction printers, the “PIXUS MP370,” which can faithfully reproduce high-resolution pictures, was introduced in the latter half of the term and sales were strong. We also made efforts to expand sales of single-function machines like the “CF-SL70,” a newcomer to the “fax-phone” series. In the area of single-function scanners, the recently-introduced “CanoScan LiDE80,” which is the first scanner in the world to offer film scanning capabilities, incorporating a contact image sensor, was able to capture a high share in both the domestic and overseas markets.

     As a result of these developments, computer peripheral equipment sales rose 4.2% over the previous term.

Change in sales
100 MILLIONS OF YEN

Cameras

     Amid the continued strong growth in the digital camera market worldwide, Canon expanded its compact-type offerings by introducing six new models in the “PowerShot” series and three new models in the “IXY DIGITAL” series, and the “IXY DIGITAL 400” and other products contributed to strong sales growth. In the area of SLR cameras, following upon the “EOS 10D,” the much-anticipated “EOS Kiss Digital” was introduced in September, bringing the number of cameras in the full EOS Digital series line-up to four.

     Through the introduction of in-house developed technologies such as CMOS sensors, our Digital Imaging Processor “DIGIC,” EF-S digital lenses, and others, Canon has been able to strengthen its competitive position by providing ever higher levels of image resolution, and thus has won wide acclaim from the market. We also introduced the CP-200/300 card photo printer which uses the PictBridge standard to allow direct printing of photos. Demand for film cameras continued to languish, and despite the introduction of new products like the EOS Kiss Lite, sales declined. At the same time, the market for digital video cameras continued to strengthen, and Canon was able to boost both its sales and market share through the introduction of six new products including the “IXY DV M2 KIT,” which uses our DIGIC DV visual engine technology for high-resolution moving and still pictures.

     Sales in this segment rose by 40.4% over the previous term as a result of these various achievements.

Change in sales
100 MILLIONS OF YEN

Optical and Other Products Operations

     Together with the recovery in the semiconductor market, semiconductor manufacturing equipment demand also began to improve. Against this backdrop, we started shipments of the “FPA-6000AS4” ArF (argon-flouride) excimer laser scanning stepper. Expanding sales volumes in Japan and in other parts of Asia helped to boost overall sales figures. Meanwhile, the LCD panel market continued its strong growth from the year 2002, with particularly robust growth in demand for LCD televisions. Consequently, demand for mirror projection mask aligners, needed for mass production of large-format LCD panels, was also strong. Sales of our “MPA-7800,” which can produce giant panels of 1,200 by 1,300 mm, were impressive and contributed to strong sales overall. The broadcasting industry restrained new investments, which limited sales for broadcasting equipment; however, demand for our “DIGISUPER 100xs” digital broadcast lens with a 100x zoom capability, and other broadcast-use television lenses that are particularly popular for use in sporting events, remained robust. In the area of medical equipment products, we promoted sales of digital radiography systems, including the launch of a new product called the “CXDI-50G,” portable X-Ray digital camera featuring the world’s largest useable-area sensor.

     All of these efforts contributed to a 36.2% increase in sales of this division from the previous term’s levels.

Change in sales
100 MILLIONS OF YEN

■	Facilities Investment

The investment in facilities during this term totaled 107.4 billion yen.
The main facilities are as follows.

Main facilities completed during this term

•	Ayase Plant: Semiconductor Devices Manufacturing Facility (Headquarters Operations)
(Headquarters Operations)

Location: Ayase-shi, Kanagawa Pref.
Date of Completion: March 2003

Main facilities under construction for establishment/expansion as of the end of this term

•	Fukushima Canon Inc.: New Computer Peripherals Manufacturing Plant*
(Business Machines Operations)

Location: Fukushima-shi, Fukushima Pref.

*To be leased to the above company

•	Optics R&D Center: New R&D Building
(Optical Products Operations)

Location: Utsunomiya-shi, Tochigi Pref.

•	Hiratsuka Development Center: New R&D Building
(Headquarters Operations)

Location: Hiratsuka-shi, Kanagawa Pref.

•	Yakou Project (tentative name): New R&D Building
(Business Machines Operations)

Location: Kawasaki-shi, Kanagawa Pref.

(2) Management Perspectives

     While the global economies appear to be headed towards recovery, uncertainties such as the post-war reconstruction of Iraq have created an unpredictable and challenging business environment for our Company that may continue for some time. Against this backdrop, Canon has entered the fourth year of Phase II (2001 to 2005) of its “Excellent Global Corporation Plan.” We will strive to undertake further reforms that will allow us to overcome adverse changes in the operating environment and build a highly profitable business structure.

     Because of our high percentage of overseas sales, insulating our earnings from fluctuations in the foreign exchange markets is a crucial issue. In order to accomplish this, we need to attain further cost reductions by establishing rigid cost controls that can weather even severe foreign exchange conditions; we must use the shared knowledge bases of our development and production divisions to create low-cost factory automation, to pursue the goals of no-inspection and no-prototype manufacturing, and strive in everyway to lower costs.

     In order to be able to create hit products, differentiation is critical. Going forward, we need to strategically promote both key devices that feature our unique technologies and the in-house production of key components, as well as to create a solid developmental structure that allows us to integrate advanced technologies so that we are able to bring high value-added products to market.

     Canon needs to promote diversification. In addition to focusing efforts on starting up our highly promising SED business, we also need to make efficient use of our existing technologies and resources to expand our core business areas.

     We need to build up an infrastructure that will strengthen both our research and development and our production technologies. Therefore, in addition to utilizing new facilities, we will upgrade existing facilities, manufacturing plants, and research and development facilities to strengthen our cutting-edge and mass production technologies.

     In order to bring about fair working conditions, we need to firmly put in place a personnel system based on performance. Furthermore, we need to create a human resources infrastructure that will lead to strict enforcement of corporate ethics, and a corporate culture where misconduct can be prevented before it happens.

(3) Business Results and Status of Assets

	99th	100th	101st	102nd	103rd
	Business Term	Business Term	Business Term	Business Term	Business Term
	(Jan. 1, 1999-	(Jan. 1, 2000-	(Jan. 1, 2001-	(Jan. 1, 2002-	(Jan. 1, 2003-
	Dec. 31, 1999)	Dec. 31, 2000)	Dec. 31, 2001)	Dec. 31, 2002)	Dec. 31, 2003)

Net Sales (100 millions of yen)	14,823	16,842	17,074	17,890	20,237
Ordinary Profit (100 millions of yen)	1,135	1,559	2,111	2,409	3,206
Net Income (100 millions of yen)	591	884	391	1,441	2,287
Net Income Per Share (yen)	67.92	101.32	44.71	164.46	260.03
Total Assets (100 millions of yen)	13,932	15,812	16,580	18,481	20,593
Net Assets (Total Stockholders’ Equity) (100 millions of yen)	9,891	10,956	11,184	12,353	14,442

Note:	Net income per share is calculated based on the weighted average number of outstanding shares during the term. However from the 101st business term the treasury stock is excluded upon calculation.
In addition, from this term, upon calculation of net income per share, the amount of directors’ bonuses shown in the Proposal of Profit Appropriation is deducted from the net income.

99th Term

     During this term, the U.S. economy sustained favorable performance and the European economies shifted to a basic tone of expansion. Asian economies excluding Japan exhibited a basic tone of recovery, whereas Japan’s economy demonstrated a trend toward gradual improvement. Within this business environment, based on the “Global Excellent Corporation Plan” which entered its fourth year, Canon promoted globalization and diversification and also focused efforts on implementing various policies such as the release of new products, enhancement of the corporate disposition by management reform activities, and the reinforcement of group management. As a result of these activities, although the number of units sold increased, due to the drop in product prices in addition to considerable appreciation of the yen in the foreign exchange market, our total sales fell 5.4%, ordinary profit fell 24.4%, and net income fell 27.8% versus the previous term.

100th Term

During this term, the U.S. economy posted high growth and the European economies shifted to an overall pace of steady growth. Asian economies excluding Japan also sustained favorable growth, while Japan’s economy shifted to a basic tone of gradual recovery. Within this business environment, Canon released various new products by advancing the degitalization and networking capability of its products. Moreover, Canon established consolidated management structures and finished implementing the major measures of Phase I of the “Excellent Global Corporation Plan” (1996-2000), which included further transforming member companies of the Canon group into excellent companies and conducting management reform activities. As a result of these activities, our total sales rose 13.6%, ordinary profit rose 37.4%, and net income rose 49.5% versus the previous term, reaching record-high levels for both total sales and profits.

101st Term

During this term, the U.S. economy slowed down abruptly from September onward, and European economies exhibited an overall stronger sense of economic decline. The economies of Asian countries, except for China, were sluggish and Japan’s economy remained in a severe phase of economic recession. In this term that coincided with the first year of Phase II (2001 to 2005) of the “Excellent Global Corporation Plan,” Canon took up the challenge of diverse operational reforms and pushed forward with reducing costs and expanding sales. Furthermore, we strategically confronted a wide range of issues, such as establishing a digital photo business and reinforcing our development capacity for key components. As a result of such activities, the total sales for this term increased 1.4% versus the previous term and ordinary profit increased 35.4% versus the previous term, both reaching record-high levels. Due to a one-time amortization of unrecognized net pension obligations, net income dropped 55.7% versus the previous term.

102nd Term

During this term, while the United States, European and Asian economies all experienced mild recoveries overall, Japan’s economy remained weak. As Canon entered the second year of Phase II (2001 to 2005) of its “Excellent Global Corporation Plan,” we saw progress in the structural and business reforms of our development, production, and marketing functions, with the full introduction of 3D-CAD as well as a shift to cell production. Furthermore, effective reforms in the areas of development and production contributed to large reductions in costs, and helped to raise our overall profitability. Consequently, sales rose by 4.8%, ordinary profit by 14.1%, and net income by 268.2% versus the previous term, to record high levels.

2. Company Profile

(The following statements are the status as of December 31, 2003, if not specified otherwise.)

(1) Main Activities

The Company is engaged in manufacture and sale of the following products.

Operations		Main Products

	Office Imaging Products	Digital Multifunctional Machines, Copying Machines, Laser Facsimiles

Business Machines	Computer Peripherals	Laser Beam Printers, Inkjet Printers, Inkjet Multifunctional Machines/ Facsimile Machines, Scanners

Cameras		Digital Cameras, Silver Halide Cameras, Digital Video Cameras, Interchangeable Lenses

Optical and Other Products		Semiconductor Production Equipment, Mirror Projection Mask Aligners for LCD Panels, TV Lenses for Broadcasting Stations, Ophthalmic Instruments, X-Ray Equipment, Medical Image Recording Equipment

(2) Principal Business Offices and Plants

Name	Location	Operation in Charge

Head Office	Ohta-ku, Tokyo	Headquarters Operations Business Machines Operations Cameras Operations
Atsugi Office	Atsugi-shi, Kanagawa Pref.	Headquarters Operations
Ayase Plant	Ayase-shi, Kanagawa Pref.	Headquarters Operations
Hiratsuka Development Center	Hiratsuka-shi, Kanagawa Pref.	Headquarters Operations
Ecology Research & Development Center	Kizu-cho, Souraku-gun, Kyoto	Headquarters Operations
Ami Plant	Ami-cho, Inashiki-gun, Ibaraki Pref	Headquarters Operations Business Machines Operations Optical Products Operations
Optics R&D Center	Utsunomiya-shi, Tochigi Pref	Headquarters Operations Cameras Operations Optical Products Operations
Toride Plant	Toride-shi, Ibaraki Pref.	Business Machines Operations
Kosugi Office	Nakahara-ku, Kawasaki-shi, Kanagawa Pref.	Business Machines Operations
Fuji-Susono Research Park	Susono-shi, Shizuoka Pref.	Business Machines Operations
Tamagawa Plant	Takatsu-ku, Kawasaki-shi, Kanagawa Pref.	Business Machines Operations
Utsunomiya Plant	Utsunomiya-shi, Tochigi Pref.	Cameras Operations
Utsunomiya Optical Products Plant	Utsunomiya-shi, Tochigi Pref.	Optical Products Operations

(3) Shares and Convertible Debentures

■	Shares

Total Number of Shares Issuable	2,000,000,000 shares

Total Outstanding Shares, Capital Stock and Number of Shareholders

	As of the end of	Increase/Decrease	As of the end of
	the Previous Term	during This Term	This Term

Total Outstanding Shares (share)	879,136,244	2,202,401	881,338,645
Capital Stock (yen)	167,242,433,582	1,649,598,349	168,892,031,931
Number of Shareholders (person)	34,148	787	34,935

Note:	The increase of the total outstanding shares and capital stock reflect the conversion of convertible debentures into shares.

Main Shareholders (Top ten shareholders)

	Investment by		Investment by
	the Shareholders		the Company
	in the Company		in the Shareholders

	Number of		Number of
	Shares Held	Ratio of	Shares Held	Ratio of
	(thousands	Voting	(thousands	Voting
Name of Shareholders	of shares)	Rights (%)	of shares)	Rights (%)

State Street Bank and Trust Company	63,441	7.3	—	—
Japan Trustee Services Bank, Ltd. (Trust Account)	61,301	7.0	—	—
The Dai-Ichi Mutual Life Insurance Co.	59,090	6.8	—	—
The Master Trust Bank of Japan, Ltd. (Trust Account)	43,277	5.0	—	—
Mizuho Corporate Bank, Ltd.	32,784	3.8	—	—
The Chase Manhattan Bank, N.A. London	28,297	3.2	—	—
Moxley & Co.	27,717	3.2	—	—
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	21,366	2.4	—	—
Mellon Bank Treaty Clients Omnibus	18,076	2.1	—	—
Sompo Japan Insurance Inc.	15,273	1.7	—	—

Notes:	1.	With respect to Mizuho Corporate Bank, Ltd., in addition to the above, there are 1,298 (thousands) shares of the Company’s stock, in the form of trust property relating to retirement allowance trust.
	2.	The Company owns 6,263 (thousands) shares (ratio of voting rights: 0.6%) of Sompo Japan Insurance Inc.’s stock, in the form of trust property relating to retirement allowance trust. Ratio of voting rights is calculated based on the number of voting rights as of March 31, 2003.

Ratio of Holdings by Shareholders

■	Convertible Debentures

		Balance of Convertible
Issues	Total Amount	Debentures	Ratio of Conversion

The third series of Unsecured Convertible Debentures Due 2008	40,000 million yen	9,157 million yen	77.1%
The fourth series of Unsecured Convertible Debentures Due 2005	30,000 million yen	2,577 million yen	91.4%

(4) Acquisition, Disposition, etc., and Ownership of the Company’s Own Shares

Acquisition during this Term		Disposition during this Term

	Total Amount		Total Amount	Number of Own
Number of	of Acquisition	Number of	of Disposition	Shares as of the
Shares	Price	Shares	Price	end of this Term

Common stock	1,291	Common stock	60 million yen	Common stock
245,771 shares	million yen	12,815 shares		1,606,513 shares

Notes:	1.	The acquisitions and dispositions during this term reflect the purchase and sales of less-than-one-unit shares, respectively.
	2.	There were no share annulment procedures with respect to the Company’s own shares during this term.
	3.	The number of the Company’s own shares as of the end of the previous term was 1,373,557 shares of common stock.

(5) Employees

Number of Employees	18,828 pers.
Increase/Decrease from the Previous Term	decrease of 913 pers.
Average Age	38.9 yrs.
Average Years of Service	16.0 yrs.

Notes:	1.	Number of employees represents the total number of employees (excluding those who do not work full-time).
	2.	In addition to the employees listed above, 1,854 persons have been dispatched to affiliated companies, etc.

(6) Consolidated Status

■	Principal Subsidiaries

		Ratio of
		Voting Rights of
Name of Subsidiary	Capital Stock	the Company	Main Activities

Canon Sales Co., Inc.	73,303 millions of yen	51.1%	Domestic sale of business machines, cameras, etc.
Canon Electronics Inc.	4,969 millions of yen	61.7%	Manufacture and sale of information related equipments and precision machinery units for cameras
Canon Finetech Inc.	3,451 millions of yen	60.4%	Manufacture and sale of printers, peripheral devices for business machines and chemicals, etc.
Canon Software Inc.	1,348 millions of yen	58.3%	Development and sale of computer software
NISCA Corporation	2,102 millions of yen	51.2%	Manufacture and sale of office automation equipment and optical measurement equipment, etc.
Canon U.S.A., Inc.	204,355 thousands of U.S.$	100.0%	Sale of business machines, cameras, etc. in the Americas
Canon Europa N.V.	290,600 thousands of Euro	100.0%	Sale of business machines, cameras, etc. in Europe

Notes:	1.	The ratio of the Company’s voting rights in Canon Sales Co., Inc. is calculated together with the number of voting rights held by a subsidiary.
	2.	The ratio of the Company’s voting rights in Canon Software Inc. and in NISCA Corporation are based on the number of voting rights held by a subsidiary.

■	Consolidated Progress

1.	Canon Aptex Inc. and Copyer Co., Ltd. Merged as of January 1, 2003 in order to integrate the two companies’ technical know-how and management resources in the business machines and printer operations, and to strengthen the corporate base. The merged company’s trade name was changed to Canon Finetech Inc.

2.	As of April 1, 2003, in order to further strengthen the ink jet printer operations, the Company has spun off Fukushima Plant through corporate separation into the Company’s wholly-owned subsidiary Fukushima Canon Inc., a newly established company to become the core manufacturing company of ink jet printers.

■  Consolidated Financial Summary

The number of consolidated subsidiaries of this term was 198, and the number of companies accounted for on equity basis was 19.

The consolidated financial summary of this term is as follows:

	This Term	Previous Term (Reference)
	Jan.1, 2003-Dec.31, 2003	Jan.1, 2002-Dec.31, 2002

Net sales (100 millions of yen)	31,981	29,401
Income before income taxes (100 millions of yen)	4,482	3,300
Net income (100 millions of yen)	2,757	1,907
Net income per share (yen)	313.81	217.56
Total assets (100 millions of yen)	31,821	29,427
Net assets (Stockholders’ equity) (100 millions of yen)	18,655	15,919

Notes:	1.	The Company prepares consolidated financial statements which conform with the United States generally accepted accounting principles.
	2.	Net income per share is calculated based on the weighted average number of outstanding shares during each term.

(7) Principal Lenders

	Outstanding Loan	Number of Shares of the
	(100 millions	Company Held by Lender	Ratio of Voting
Lender	of yen)	(thousands of shares)	Rights (%)

Canon Chemicals Inc.	193	—	—
Oita Canon Inc.	146	—	—

Note:	The loans from the Company’s subsidiaries Canon Chemicals Inc. and Oita Canon Inc. are due to the comprehensive management of surplus assets of such subsidiaries by the Company for the purpose of improving the efficiency of group assets management.

(8) Directors and Corporate Auditors

Position	Name	Business in Charge or Main Occupation

President & C.E.O.	Fujio Mitarai
Senior Managing Director	Ichiro Endo	Group Executive of Technology Management Headquarters
Senior Managing Director	Yukio Yamashita	Group Executive of Human Resources Management & Organization Headquarters
Senior Managing Director	Toshizo Tanaka	Group Executive of Finance & Accounting Headquarters
Senior Managing Director	Kinya Uchida	President of Canon U.S.A., Inc.
Senior Managing Director	Akira Tajima	Chief Executive of Optical Products Operations
Senior Managing Director	Tsuneji Uchida	Chief Executive of Image Communication Products Operations
Managing Director	Takashi Saito	Deputy Managing Director of Canon Europe Ltd.
Managing Director	Yusuke Emura	Group Executive of Global Environment Promotion Headquarters
Managing Director	Nobuyoshi Tanaka	Group Executive of Corporate Intellectual Property and Legal Headquarters
Managing Director	Junji Ichikawa	Group Executive of Production Management Headquarters
Managing Director	Hajime Tsuruoka	President of Canon Europa N.V.
Managing Director	Akiyoshi Moroe	Group Executive of General Affairs Headquarters; Group Executive of Information & Communication Systems Headquarters
Managing Director	Kunio Watanabe	Group Executive of Corporate Planning Development Headquarters
Managing Director	Ikuo Soma	Chief Executive of Office Imaging Products Operations
Director	Teruomi Takahashi	Chief Executive of Chemical Products Operations
Director	Hironori Yamamoto	Group Executive of the Core Technology Development Headquarters; Group Executive of Leading-Edge Technology Development Headquarters; Group Executive of SED Development Headquarters
Director	Yoroku Adachi	President of Canon (China) Co., Ltd.
Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations
Director	Katsuichi Shimizu*	Chief Executive of Inkjet Products Operations
Director	Ryoichi Bamba*	Executive Vice President of Canon U.S.A., Inc.
Director	Tomonori Iwashita*	Deputy Chief Executive of Image Communication Products Operations
Director	Toshio Homma*	Group Executive of L Printer Business Promotion Headquarters
Director	Shigeru Imaiida*	Deputy Group Executive of Production Management Headquarters
Corporate Auditor	Kohtaro Miyagi
Corporate Auditor	Masaharu Aono
Corporate Auditor	Tadashi Ohe	Attorney
Corporate Auditor	Tetsuo Yoshizawa

Notes:	1.	Directors with * were newly elected at the Ordinary General Meeting of Shareholders for the 102nd Business Term which was held on March 28, 2003, and assumed their positions accordingly.
	2.	Directors Mr. Toru Takahashi and Mr. Muneo Adachi retired at the end of the Ordinary General Meeting of Shareholders for the 102nd Business Term which was held on March 28, 2003.
	3.	Corporate Auditors Mr. Tadashi Ohe and Mr. Tetsuo Yoshizawa are the outside Corporate Auditors stipulated in Article 18, Paragraph 1 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations.

(9) Accounting Auditors

     Shin Nihon & Co.

     Hibiya Kokusai Bldg., 2-3 Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo

3.	Important Events Occurred after this Business Term in respect to the Company’s Situation

     There is nothing to be mentioned specifically.

Note:	The figures for amount stated in this Business Report are those rounded off to the nearest unit, provided that in respect to the net income per share, the figures are those rounded off to the second decimal places. The figures for the number of stock are those omitting the figures less than the unit.

Balance Sheets

ASSETS	Millions of yen

	As of Dec. 31,	As of Dec. 31,
	2003	2002

Current Assets	1,151,428	952,082
Cash and deposits	197,700	64,262
Notes receivable	196,415	213,014
Accounts receivable	454,520	364,357
Marketable securities	63	474
Finished goods	84,955	73,620
Work in process	90,773	99,614
Raw materials and supplies	2,959	3,069
Deferred tax assets	24,351	22,722
Short-term loans receivable	21,868	30,294
Other current assets	84,870	91,636
Allowance for doubtful receivables	(7,046)	(10,986)

Fixed Assets	907,889	896,054
Property, Plant And Equipment	461,971	440,501
Buildings	213,147	223,245
Machinery	88,573	79,019
Vehicles	181	218
Tools and equipment	43,616	43,297
Land	92,413	80,326
Construction in progress	24,041	14,393
Intangibles	19,422	27,668
Industrial property rights	190	112
Facility utility rights	467	501
Software	18,765	27,054
Investments	426,496	427,884
Marketable securities-noncurrent	55,396	33,278
Investment in subsidiaries	290,453	282,231
Long-term loans receivable	7,027	4,587
Long-term pre-paid expenses	8,438	10,986
Deferred tax assets-noncurrent	59,758	89,082
Guarantees	3,130	3,350
Other noncurrent assets	2,334	4,420
Allowance for doubtful receivables-noncurrent	(40)	(52)

TOTAL ASSETS	2,059,317	1,848,136

Notes:

1.	From this period, amount less than 1 million are rounded off.
2.	Current receivable from subsidiaries	705,259 million yen
	Noncurrent receivable from subsidiaries	7,004 million yen
	Current payable to subsidiaries	245,265 million yen
3.	Accumulated depreciation of property, plant and equipment	597,270 million yen

LIABILITIES AND STOCKHOLDERS' EQUITY	Millions of yen

	As of Dec. 31,	As of Dec. 31,
	2003	2002

Current Liabilities	497,954	441,106
Notes payable	15,360	20,698
Accounts payable	265,848	259,202
Short-term loans	49,603	53,772
Other payable	37,278	9,314
Accrued expenses	49,980	19,011
Accrued income taxes	62,713	62,629
Deposits	7,641	6,026
Accrued bonuses for employees	4,541	4,491
Other current liabilities	4,990	5,960
Noncurrent Liabilities	117,203	171,720
Convertible debenture	11,734	15,031
Long-term debts	1	1
Accrued pension and severance cost	104,230	156,687
Accrued directors’ retirement benefit	1,238	—

TOTAL LIABILITIES	615,157	612,827

Common Stock	168,892	167,242
Capital Surplus	300,428	298,778
Additional paid-in capital	300,426	298,778
Other capital surplus	2	—
Retained Earnings	974,276	774,287
Legal reserve	22,114	22,114
Reserve for special depreciation	3,896	3,753
Reserve for deferral of capital gain on property	9	13
Special reserves	719,428	604,028
Unappropriated retained earnings	228,829	144,379
Net Unrealized Gains (Losses) on Securities	8,015	1,162
Treasury Stock	(7,451)	(6,162)

TOTAL STOCKHOLDERS’ EQUITY	1,444,160	1,235,309

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	2,059,317	1,848,136

4.	Contingent liabilities
	Guarantees	49,312 million yen
	Letter of awareness and others	3,597 million yen
5.	The amount not allowed for dividend by the Commercial Code in the retained earnings and unrealized gain	7,959 million yen

Income Statements

	Millions of yen

	Year ended	Year ended
	Dec. 31, 2003	Dec. 31, 2002

OPERATING PROFIT AND LOSS
Operating Revenue	2,023,722	1,789,005
Net sales	2,023,722	1,789,005
Operating Expenses	1,703,683	1,551,811
Cost of sales	1,250,336	1,149,326
Selling, general and administrative expenses	453,347	402,485

OPERATING PROFIT	320,039	237,193

OTHER INCOME AND EXPENSE
Other Income	51,847	47,315
Interest income	493	639
Dividend income	9,457	9,903
Rental income	10,672	7,712
Patent royalties	21,691	20,239
Miscellaneous income	9,534	8,820
Other Expense	51,270	43,525
Interest expense	252	252
Selling charge for export bills	6	30
Depreciation of rental assets	9,482	6,800
Loss on disposal and write-off of inventories	19,827	7,777
Foreign exchange loss	16,253	18,707
Miscellaneous loss	5,450	9,957

ORDINARY PROFIT	320,616	240,982

NON-ORDINARY INCOME AND LOSS
Non-Ordinary Income	46,425	380
Gain on sales of fixed assets	18	380
Gain on sales of investments in subsidiaries	527	—
Gain on exemption from the substitutional portion of the employee’s pension fund	45,880	—
Non-Ordinary Loss	6,291	9,073
Loss on sales and disposal of fixed assets	6,291	7,370
Loss on write-off of investments in subsidiaries	—	1,703

INCOME BEFORE INCOME TAXES	360,750	232,289
Income taxes — Current	113,001	97,520
— Deferred	19,082	(9,415)

NET INCOME	228,667	144,184
Unappropriated retained earnings brought forward from previous term	13,340	11,154
Interim dividends	13,178	10,959

UNAPPROPRIATED RETAINED EARNINGS	228,829	144,379

Notes:

1.	From this period, amount less than 1 million are rounded off.
2.	Transactions with subsidiaries:	Seles	1,967,292 million yen
		Purchase	1,129,952 million yen
		Other transaction	34,998 million yen
3.	Net income per share		260.03 yen

Significant Accounting Policies

1.	Valuation of Securities

(1)	Securities of affiliates — stated at cost based on the moving average method.

(2)	Other securities

Securities with quotation — stated at fair value (unrealized holdings gains and losses are reported in stockholders’ equity, when sold, the cost is based on the moving average method.)

Securities without quotation — stated at cost based on the moving average method.

2.	Valuation of Inventories

(1)	Finished goods, work in process — valued at cost based on the periodic average method.

(2)	Raw materials and supplies — valued at cost based on the moving average method.

3.	Depreciation Method for Fixed Assets

(1)	Property, plant and equipment — calculated by declining-balance method according to the Corporation Tax Law, except for buildings acquired after April 1, 1998, depreciation is calculated by straight-line method.

(2)	Intangibles — calculated by straight-line method according to the Corporation Tax Law, except for software to be sold by straight-line method over the estimated economic life of the product and internal-use software by straight-line method over the estimated useful life.

4.	Deferred Charges — The items which can be deferred under the Commercial Code are charged to operations as incurred.

5.	Standard for Allowances

(1)	Allowance for doubtful accounts — provided as a general provision for uncollectible receivables.

(2)	Accrued bonuses for employees — provided as a general provision for bonus payable to employees for the current term.

(3)	Accrued pension and severance cost — provided as a general provision for employee retirement and severance benefit based on projected benefit obligation and expected plan asset. Prior service cost and unrecognized loss is to be amortized by straight-line method with average remaining service periods.

(4)	Accrued directors’ retirement benefit — provision for directors’ retirement benefit are made in the amount which would be required in accordance with management policy. This provision is made as required by the Japanese Commercial Code. Section 43. Under the previous accounting policy, directors’ retirement benefit have been expensed as paid. The Company has changed its accounting policy for provisions for directors’ retirement benefit from this period. As a result of adoption of this change, current year expenses of ¥213 million has been charged to selling, general and administrative expenses and expenses for the previous period of ¥1,025 million has been charged to other expense. This change resulted in decrease of Operating profit by ¥213 million and Ordinary profit by ¥1,238 million, compared with what would have been recorded under the previous accounting standard.

6.	Hedge accounting

(1)	Hedge accounting — deferral hedge accounting has been applied.

(2)	Hedging instrument and hedged assets / liabilities

Hedging instrument — derivative transaction (foreign exchange contract)

Hedged assets / liabilities — accounts receivables denominated in foreign currency for forecasted transaction.

(3)	Hedge policy — derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk. The Company does not hold derivative financial instrument for trading purpose.

(4)	Assessment of hedge effectiveness — foreign exchange contract due to the same quantity of the same underlying at same time, is fully effective.

7.	Consumption Taxes — excluded from the statements of income and are accumulated in other receivables or other payables.

8.	Net income per share

The Company has adopted “Accounting standards for Net Earnings Per Share” and “Guidelines for the Application of Accounting standards for Net Earnings Per Common Share” that have become applicable to the Financial Statements under the Japanese Commercial Code from the financial period starting from April 1, 2002. The adoption did not have material effect.

(Exemption from the substitutional portion of the employee’s pension fund)

On March 1, 2003, The Company received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component of the Company’s contributory defined benefit pension plans, following the enactment of the Defined Benefit Corporate Pension Plan Act. The Company, upon the final approval from the Japanese government, has adopted the transition requirements of paragraph 47-2 of “Practical Guideline on Accounting Standards for Retirement Benefits” (Accounting System Committee Report No.13) and has accounted for the elimination of future benefits and relief of past obligation with the transfer of assets as a single settlement transaction.

Based on current assumptions, the Company estimates that this transaction would result in the transfer of approximately ¥63,929 million in the plan assets.

(Tax effect accounting)

The Japanese government enacted a change of “the Collective Decentralization Law” on March 31, 2003 and, accordingly, the statutory tax rate used to calculate deferred tax assets and deferred tax liabilities (applicable only to those realizable from the fiscal year starting from January 1, 2005) was changed from 42% to 40%. As a result, deferred tax assets has decreased by ¥2,682 million and net unrealized gains (losses) on securities has increased by ¥106 million, income taxes deferred has increased by ¥2,788 million.

(Shares Defined under Article 222)

The Company has adopted “Guidelines for Values of Shares Defined under Article 222 on Balance Sheets” earlier than its effective date. As a result, deferred tax assets has decreased by ¥2,984 million and net unrealized gains (losses) on securities has increased by ¥4,120 million.

(Adoption of Revised Ministry of Justice Ordinance)

As from this period the Company has adopted the revised Ministry of Justice Ordinance (Ordinance No.68 of September 22, 2003).

Proposal of Profit Appropriation

	2003	2002

Unappropriated retained earnings	¥228,829,176,947	¥144,379,301,735
Reversal of reserve for special depreciation	893,810,204	747,647,926
Reversal of reserve for deferral of capital gain on property	2,677,184	3,718,310
Total	229,725,664,335	145,130,667,971

The above amount shall be appropriated as follows:
Cash dividends	30,790,624,620	15,360,847,023
	(¥35 per share)	(¥17.50 per share)
Directors’ bonuses	189,000,000	139,300,000
Reserve for special depreciation	6,068,636,774	890,234,015
Reserve for deferral of capital gain on property	170,918	—
Special reserves	170,400,000,000	115,400,000,000
Total	207,448,432,312	131,790,381,038

Unappropriated profit carried forward to the next term	¥22,277,232,023	¥13,340,286,933

Notes to Proposal of Profit Appropriation

1.	Interim dividends of ¥13,177,734,645 (¥15 per share) was paid on August 28, 2003.

2.	The amount of reserve for special depreciation includes ¥78,007,707, which is caused by change of statutory tax rate due to adoption of pro forma standard taxation.

3.	The amount of reserve for deferral of capital gain on property is caused by change of statutory tax rate due to adoption of pro forma standard taxation.

4.	The total of other capital surplus is brought forward to the next term.

(This page has been left blank intentionally.)

Audit Report of Accounting Auditors
(Certified Copy)

Audit Report of Independent Auditor

January 27, 2004

To the Board of Directors of
Canon Inc.

Shin Nihon & Co.

Toshio Matsumura
Certified Public Accountant
Representative Partner
Partner in Charge

Michio Shibuya
Certified Public Accountant
Representative Partner
Partner in Charge

Eiichi Wada
Certified Public Accountant
Representative Partner
Partner in Charge

     We have examined the financial reports of Canon Inc. for the 103rd business term from January 1, 2003 to December 31, 2003, namely, the balance sheets, the income statements, the business report (limited to matters concerning accounting), the proposal of profit appropriation, and the accompanying detailed statements (limited to matters concerning accounting), for the purpose of reporting under the provisions of Article 2 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations. With respect to the aforementioned business report and the accompanying detailed statements, our examination was limited to those matters based on the accounting records of the Company. Responsibility as to the preparation of such financial reports and the accompanying detailed statements lies with the management of the Company, and the responsibility of our Audit Corporation is to express our opinion on the financial reports and the accompanying detailed statements from an independent position.

     We conducted our audit in accordance with the auditing standards generally accepted in Japan. The auditing standards require that our Audit Corporation obtain reasonable assurance that there are no material false representations in the financial reports and the accompanying detailed statements. The audit is conducted on a test basis and includes the examination of representations in the financial reports and the accompanying detailed statements as a whole, including the examination of the accounting principles adopted by the management and the method of application thereof and the evaluation of the estimate by the management. Our Audit Corporation has determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion. Also, the audit includes the examination of the subsidiary corporations, which we considered to be necessary.

     As a result of the audit, our opinion is as follows.

(1)	The balance sheets and the income statements present fairly the status of assets and earnings of the Company in conformity with laws, regulations and the Articles of Incorporation of the Company.

(2)	The business report, as far as the accounting data included in such report are concerned, presents fairly the status of the Company in conformity with laws, regulations and the Articles of Incorporation of the Company.

(3)	The proposal of profit appropriation has been prepared in conformity with laws, regulations and the Articles of Incorporation of the Company.

(4)	With respect to the accompanying detailed statements, as far as the accounting data included in such accompanying detailed statements are concerned, there are none to be pointed out under the provisions of the Commercial Code.

     Our Audit Corporation or Partners in Charge have no financial or other interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

Audit Report of Board of Corporate Auditors
(Certified Copy)

Audit Report

     The Board of Corporate Auditors, has received reports from each Corporate Auditor on the auditing methods and the auditing results regarding the performance by the Directors of their duties during the 103rd business term from January 1, 2003 to December 31, 2003, and has prepared this Audit Report upon deliberation, and hereby report as follows:

1.	Outline of Corporate Auditors’ Auditing Methods

     In accordance with the auditing policies, share of assignment, etc. stipulated by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the Board of Directors and other important meetings; received reports related to business operations from Directors, etc.; inspected important decision documents, etc.; investigated the activities and assets of the headquarters and of other principal places of business; and also demanded the subsidiaries, as the occasion demands, to render reports on their business operations. In addition, we also received reports and explanations from accounting auditors and examined the accounting documents and accompanying detailed statements.

     Regarding competitive transactions by Directors, transactions between Directors and the Company bearing a conflict of interests, gratuitous offering of proprietary profit by the Company, any transaction not customary in nature between the Company and its subsidiaries or shareholders, and the acquisition, disposal, and other transactions involving the Company’s own shares, we made detailed investigations of the pertinent transactions and demanded reports from the Directors, etc., as the occasion demands, in addition to methods of audit mentioned above.

2.	Results of Audit

(1)	The methods and results of the audit made by the accounting auditors, Shin Nihon & Co., an incorporated auditing firm, are found to be proper.

(2)	The business report is found to accurately present the status of the Company in conformity with the laws, regulations and Articles of Incorporation.

(3)	The proposition of profit appropriation is found to have nothing to be pointed out in light of the status of corporate assets and other circumstances.

(4)	The accompanying detailed statements are found to accurately present the matters to be stated therein and to have nothing to be pointed out.

(5)	In connection with the performance by the Directors of their duties, including the duties relating to the subsidiaries, no dishonest act or significant fact of a violation of laws, regulations, or the Articles of Incorporation is found to exist.

     Regarding competitive transactions by Directors, transactions between Directors and the Company bearing a conflict of interests, gratuitous offering of proprietary profit by the Company, any transaction not customary in nature between the Company and its subsidiaries or shareholders, and the acquisition, disposal, and other transactions involving the Company’s own shares, we find that there is no breach of duties on the part of the Directors.

     January 29, 2004

Board of Corporate Auditors, Canon Inc.

Kohtaro Miyagi Masaharu Aono Tadashi Ohe Tetsuo Yoshizawa	Corporate Auditor Corporate Auditor Corporate Auditor Corporate Auditor

Note:	Corporate Auditors Mr. Tadashi Ohe and Mr. Tetsuo Yoshizawa are the outside Corporate Auditors stipulated in Article 18, Paragraph 1 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations.

(The above are the materials attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 103rd Business Term.)

(For reference)

CONSOLIDATED RESULTS
Canon’s consolidated financial statements conform with accounting principles generally accepted in the United States of America.

Consolidated Balance Sheets

ASSETS		Millions of yen

	As of Dec. 31,	As of Dec. 31,
	2003	2002

Current assets:
Cash and cash equivalents	690,298	521,271
Marketable securities	1,324	7,255
Trade receivables, less allowance	539,006	498,587
Inventories	444,244	432,251
Prepaid expenses and other current assets	255,905	245,610

Total current assets	1,930,777	1,704,974
Noncurrent receivables	16,543	20,568
Investments	78,912	64,037
Property, plant and equipment, net	846,433	830,304
Other assets	309,483	322,823

Total assets	3,182,148	2,942,706

LIABILITIES AND STOCKHOLDERS' EQUITY	As of Dec. 31,	As of Dec. 31,
	2003	2002

Current liabilities:
Short-term loans	39,136	66,754
Trade payables	391,181	408,464
Income taxes	83,064	80,169
Accrued expenses	193,657	154,621
Other current liabilities	120,265	91,832

Total current liabilities	827,303	801,840
Long-term debt, excluding current installments	59,260	81,349
Accrued pension and severance cost	238,001	285,129
Other noncurrent liabilities	30,843	26,193

Total liabilities	1,155,407	1,194,511

Minority interests	161,196	156,245
Stockholders’ equity:
Common stock	168,892	167,242
Additional paid-in capital	396,939	394,088
Retained earnings	1,450,440	1,203,248
Accumulated other comprehensive income (loss)	(143,275)	(166,467)
Treasury stock	(7,451)	(6,161)

Total stockholders’ equity	1,865,545	1,591,950

Total liabilities and stockholders’ equity	3,182,148	2,942,706

Notes:		Millions of yen

	As of Dec. 31,	As of Dec. 31,
	2003	2002

1. Allowance for doubtful receivables	14,423	12,031
2. Accumulated depreciation	1,118,183	1,077,694
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(83,801)	(68,524)
Net unrealized gains and losses on securities	6,784	(1,168)
Minimum pension liability adjustments	(65,961)	(96,441)
Net gains and losses on derivative financial instruments	(297)	(334)

Consolidated Statements of Income

		Millions of yen

	Year ended	Year ended
	Dec. 31, 2003	Dec. 31, 2002

Net sales	3,198,072	2,940,128
Cost of sales	1,589,172	1,540,097

Gross profit	1,608,900	1,400,031
Selling, general and administrative expenses	1,154,476	1,053,672

Operating profit	454,424	346,359
Other income (deductions):	(6,254)	(16,342)
Interest and dividend income	9,284	9,198
Interest expense	(4,627)	(6,788)
Other, net	(10,911)	(18,752)

Income before income taxes and minority interests	448,170	330,017
Income taxes	162,653	134,703
Minority interests	9,787	4,577

Net income	275,730	190,737

Notes:

1.	Basic net income per share ¥313.81

2.	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains and losses on securities, change in minimum pension liability adjustments and change in net gains and losses on derivative financial instruments. Comprehensive income for the year ended December 31, 2003 and 2002 were ¥298,922 million and ¥159,438 million, respectively.

Constitution of Sales
100 MILLIONS OF YEN

Sales by Operations	Sales by Region

Note:

From this period, Canon has revised the product categories contained within the “Business Machines” segment and discloses “Office Imaging Products,” “Computer Peripherals” and “Business Information Products.”

*	Information related to consolidated results is described on page 36 and page 37 also.

INFORMATION ON SHARES

Closing of accounts:
     December 31 of each year

Ordinary general meeting of shareholders:
     March of each year

Record date for above:
     December 31 of each year
     Otherwise, if necessary, public notice will be given in advance in accordance with a resolution by the board of directors.

Certain date for interim dividends:
     June 30 of each year

Transfer agent:
     Mizuho Trust & Banking Co., Ltd.
     2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Business handling place of the agent:
     Stock Transfer Agency Department, Head Office
     Mizuho Trust & Banking Co., Ltd.

Mailing address and telephone number of the agent:
     Business Office of Stock Transfer Agency Department
     Mizuho Trust & Banking Co., Ltd.
     17-7, Saga 1-Chome, Koto-ku, Tokyo 135-8722
     Telephone: 03(5213)5213

Intermediary office:
     Branches of Mizuho Trust & Banking Co., Ltd.
     Head Office and Branches of Mizuho Investors Securties Co., Ltd.

Number of shares to constitute one unit of share:
     1,000 shares

Newspaper in which public notice is inserted:
     The Nihon Keizai Shimbun published in Tokyo

Listed stock exchange:
     Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York and Frankfurt am Main

Fee for issuing share certificate:
     The amount equivalent to stamp duty for issue of each new share certificate

*	As of May 6, 2004, number of shares to constitute one unit of share will change from 1,000 shares to 100 shares.

Registered Head Office
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Telephone: 03(3758)2111

URL
Canon Inc.	canon.jp
Canon Worldwide Network	www.canon.com